Filed pursuant to Rule 253(g)(2)

File No. 024-11158

SUPPLEMENT DATED OCTOBER 30, 2020

TO OFFERING CIRCULAR DATED MARCH 31, 2020

HYLETE, INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated March 31, 2020 of HYLETE, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to

•	Announce the end of certain investor perks previously offered to investors in the Company, and announce new terms of investor perks to be offered to new investors in the Company.
•	Announce a reduction in the minimum investment amount in the offering from $500 to $250.

Investor Perks – End of Certain Perks for Investors

As described in the Offering Circular in the subsection entitled “Investor Perks”, all investors in the offering to date have received a special investor customer account on www.hylete.com once they have fully completed their investment and once it has been accepted by the Company. Investor accounts have received 50% off regular priced apparel, footwear and gear on www.hylete.com when utilizing their investor account. All clearance items have included an additional 10% markdown for investor accounts. Investors have received free ground shipping on all orders placed utilizing their HYLETE investor account valid in the contiguous United States only. HYLETE investor accounts have also been eligible for exclusive investor pricing on all pre-orders of HYLETE products and exclusive offers at HYLETE.com. In addition, Investors were eligible to receive one (1) HYLETE point for every dollar invested, where 20 HYLETE points equals a one dollar discount on HYLETE.com.

Beginning November 2, 2020, perks offered to all new investors in the Company’s offering will be only as follows: New investors in the offering will receive a special investor customer account on www.hylete.com once they have fully completed their investment and once it has been accepted by the Company. Investors will receive 30% regular priced apparel, footwear and gear on www.hylete.com when utilizing their investor account. HYLETE investor accounts may receive exclusive offers at HYLETE.com. Investors will receive one (1) HYLETE point for every dollar invested, where 20 HYLETE points equals a one dollar discount on HYLETE.com.

Minimum Investment – Reduced to $250, or 250 Shares of Class A Common Stock

As described on the cover page of the Offering Circular, the minimum investment in this offering to date has been $500, or 500 shares of Class A Common Stock. Beginning November 2, 2020, the minimum investment in the offering will be reduced to $250, or 250 shares of Common Stock.